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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                         SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                     (Amendment No.  20)


  _____________________Arnold Industries, Inc. ______________________
                            (Name of Issuer)


  _____________________________Common Stock___________________________
                     (Title of Class of Securities)

  ____________________________042595108______________________________
                             (CUSIP Number)

  _______________________Annual Filing________________________________
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   ___ Rule 13d-1(b)
   _X_ Rule 13d-1(c)
   ___ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                      Page 1 of 4 pages
                        SEC 1745 (3-98)

CUSIP No. 042595108

1.  Names of Reporting Persons

     Daniel R. Efroymson
     Real Silk Investments, Inc.   35-0603110

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  ___
   (b)  _X_

3.  SEC Use Only __________________________________________________

4.  Citizenship or Place of Organization  U.S.A.

Number of         5.  Sole Voting Power:  Daniel R. Efroymson   36,130
Shares Bene-                              Real Silk Investments, Inc.  600,000
Ficially Owned    6.  Shared Voting Power:  Daniel R. Efroymson  113,530
By Each Re-
Porting Person    7.  Sole Dispositive Power:  Daniel R. Efroymson  36,130
With:                                       Real Silk Investments, Inc.  600,000
                  8.  Shared Dispositive Power:  Daniel R. Efroymson  113,530

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                 749,660 (excludes shares of other members reporting seperately)

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)____________

11. Percent of Class Represented by Amount in Row 9:   3.02%

12. Type of Reporting Person (See Instructions)
                                               Daniel R. Efroymson         IN
                                               Real Silk Investments, Inc. IV












                      Page 2 of 4 pages

                         Schedule 13G
                       Amendment No. 20

CUSIP No. 042595108

Item 1. Name and Address of Issuer

Arnold Industries, Inc.
625 South Fifth Avenue
Lebanon, PA  17042

Item 2.  Name and Address of Person Filing

Now reporting individually:            Previously reported as part of a group:

Daniel R. Efroymson                        Moriah Fund, Inc.
445 N. Pennsylvania St.; Suite 500         Daniel R. Efroymson
Indianapolis, IN  46204                    Real Silk Investments, Inc

Citizenship:  USA
Title of Class of Securities:  Arnold Industries Inc.
                  Common Stock
CUSIP No.  042595108

Item 4.  Ownership

         (a)  Amount beneficially owned

                749,660 (excludes shares of other members reporting seperately)

         (b)  Percent of class

                 3.02%

         (c)  Number of shares as to which such person has:

              (i)  Sole power to vote or direct the vote:

                    Daniel R. Efroymson            36,130
                    Real Silk Investments, Inc.   600,000

              (ii)  Shared power to vote or to direct the vote:

                    Daniel R. Efroymson            113,530
                    (includes trusts for various family members)

              (iii) Sole power to dispose or direct the disposition of:

                     Daniel R. Efroymson                36,130
                     Real Silk Investments, Inc.       600,000

               (iv)  Shared power to dispose or to direct the disposition of:

                     Daniel R. Efroymson      113,530
                     (includes trusts for various family members)


Item 8.  Identification and Classification of Members of the Group

     Daniel R. Efroymson     IN
     Real Silk Investments, Inc.  IV
     Moriah Fund, Inc.  CO

  Previous Schedule 13G filings of the reporting person included the shares of the other members of the group who are now reporting separately. Based on the best information available, the reporting person believes the total holdings of the members of the group exceeds 5% of the class of the issuer's
outstanding shares.   The above itemized person and entities have been, for an
extended period, reporting on Schedule 13G as a group and filing a single, combined Schedule 13G. Henceforth, Daniel R. Efroymson and Real Silk Investments, Inc. will be reporting individually. Although Daniel R. Efroymson and Real Silk Investments, Inc. may be deemed to be a member of the above-specified group, Daniel R. Efroymson and Real Silk Investments, Inc. will nonetheless be reporting on Schedule 13G separately from the above members of the group.

  The reporting person does not affirm the existence of a group, and disclaims beneficial ownership of any securities other than those specifically reported herein.

Item 10.  Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               _____________________________
                               Date


                               _____________________________
                               Signature

                               Daniel R. Efroymson__________
                               President, Real Silk Investments, Inc.
                               Printed Name/Title